UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Act of 1934

(Amendment No. 2)

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

(Name of Issuer)

Series A Common Stock, no par value

(Title of Class of Securities)

21240E105

(CUSIP Number)

December 31, 2020

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21240E105

1	NAME OF REPORTING PERSON Blue Sky Investments S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 140,059,004(2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,059,004(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.47%(3)
12	TYPE OF REPORTING PERSON OO

(1)

Pursuant to the Issuer’s bylaws, shares of Series A Common Stock can only be owned directly by Mexican individuals or entities controlled by Mexican individuals; as a result, Blue Sky Investments S.à r.l. holds its shares of Series A Common Stock through Ordinary Participation Certificates (“CPOs”) in the form of American Depositary Shares. Blue Sky Investments S.à r.l. does not have the right to vote the American Depositary Shares or CPOs; however, in the event the American Depositary Shares were to be transferred to a Mexican individual or entity controlled by Mexican individuals, such new holder(s) could hold the shares of Series A Common Stock directly and would have voting power, in the aggregate, of 140,059,004 shares of Series A Common Stock (including the shares of Series B Common Stock on an as-converted basis).

(2)

Consisting of (i) 95,201,880 shares of Series A Common Stock (based on shares of Series A Common Stock underlying American Depositary Shares) and (ii) 44,857,124 shares of Series B Common Stock (which are convertible into shares of Series A Common Stock on a 1 to 1 basis).

(3)

Based on 1,077,924,804 shares of Series A Common Stock outstanding, comprising: (i) 923,824,804 shares of Series A Common Stock outstanding at June 20, 2020, as reported in the Issuer’s prospectus supplement, dated December 8, 2020, as filed with the SEC pursuant to Rule 424 promulgated under the Securities Act of 1933, as amended, on December 10, 2020 (the “Prosupp”); plus (ii) an aggregate of 154,000,000 shares of Series A Common Stock issued in the offering described in the Prosupp based upon the Issuer’s press release, dated December 11, 2020, and furnished by the issuer as Exhibit 99.61 to its Report on Form 6-K filed with the SEC on December 11, 2020.

CUSIP No. 21240E105

Item 1(a)	Name of Issuer:

The name of the issuer is Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B, Colonia Zedec Santa Fe, United Mexican States, Mexico City 01210.

Item 2(a)	Name of Person Filing:

Blue Sky Investments S.à r.l.

Item 2(b)	Address or Principal Business Office or, if none, Residence:

7, rue Robert Stümper

L-2557

Luxembourg

Item 2(c)	Citizenship:

Luxembourg

Item 2(d)	Title of Class of Securities:

Series A Common Stock, no par value, of the Issuer

Item 2(e)	CUSIP Number:

21240E105

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership.

The information contained in Item 5 through and including Item 11 on the cover page of this Amendment No. 2 to Schedule 13G/A, including the footnotes thereto, is incorporated by reference in this Item 4.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 21240E105

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

Not applicable.

CUSIP No. 21240E105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2021	Blue Sky Investments S.à r.l.

/s/ Rodrigo Antonio Escobar Nottebohm
Name: Rodrigo Antonio Escobar Nottebohm
Title: Category A Manager